EXHIBIT 2.1

ASSET PURCHASE & SALE AGREEMENT

This Asset Purchase & Sale Agreement (this “Agreement”) is made and entered into effective as of September 29, 2005 (the “Effective Date”), by and between Plastron Industries, Inc., a Delaware corporation (the “Company”), and Plastron Manufacturing Co., LLC, a Texas limited liability company (“NEWCO”).

RECITALS

WHEREAS, the Company is engaged in the business of the design, manufacture, distribution and sale of thermoplastic coil forms or “bobbins” and other plastic products used principally in the manufacture of magnetic devices such as transformers, relays, switches, power supplies and small electro motors and utilized in lighting controls, process controls, HVAC equipment, appliances, vehicles, telecommunications equipment and other applications (the “Business”);

WHEREAS, the Company has substantially relocated the Business from its former facility located at 429 South Evergreen Street, Bensenville, Illinois (the “Former Facility”) to a new facility owned by the Company and located at 206-208 Hi-Line Road, Hi-Line Industrial Park Subdivision, Pharr, Texas (the “New Facility”), and has employed a new manufacturing process therein utilizing new machinery and equipment;

WHEREAS, the Company now desires to divest itself of the Business and the day-to-day operations thereof (the “Divestiture”), while retaining ownership, as lessor under operating leases, of a majority of the personal property and all of the real property thereof;

WHEREAS, in connection with the Divestiture and related matters, the parties hereto have simultaneously entered into certain other agreements, including that certain Master Agreement of even date herewith by and among the Company, Mr. David R. Frye (“Frye”) and NEWCO (the “Master Agreement”), and desire to enter into this Agreement; and

WHEREAS, the Company desires to sell and assign to NEWCO, and NEWCO desires to purchase and assume from the Company, certain Transferred Assets and certain Assumed Obligations (both as defined in Article I below), except for the Retained Assets (as defined in Section 1.2), all on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

SALE & TRANSFER OF ASSETS

1.1           Transferred Assets.  Subject to the terms and conditions set forth herein, at the Closing (as defined in Section 2.3), the Company shall sell, convey, transfer, assign and deliver to NEWCO, and NEWCO shall purchase, assume and acquire from the Company those assets of the Business set forth below (the “Transferred Assets”), which specifically exclude the Retained Assets (as defined in Section 1.2):

(a)           All accounts receivable as set forth on Schedule 1.1(a);

(b)           All inventories as set forth on Schedule 1.1(b);

(c)           Certain prepaid assets as set forth on Schedule 1.1(c);

(d)           All of the Company’s right, title and interest in and to purchase orders or sales orders, quotes or commitments related to the Business, whether written or oral;

(e)           Reasonable access to and the right to copy the Company’s books, records, accounts, correspondence, production records, employment, payroll, personnel and workers’ compensation records, environmental control records and any other documents relating to the Business; and

(f)            All of the Company’s rights under any and all express or implied warranties from suppliers with respect to the Transferred Assets to the extent such warranties are transferable.

1.2           Retained Assets.  All assets of the Business and the Company existing at Closing and not specifically referenced in Section 1.1 shall be retained by the Company (collectively, the “Retained Assets”) and shall not be sold, transferred or assigned to NEWCO (it being understood that a substantial majority of such assets will be leased or licensed to NEWCO pursuant to other agreements referenced in the Master Agreement).  Retained Assets include, without limitation:

(a)           All cash and cash equivalents received on or prior to the Closing Date;

(b)           All prepaid assets not set forth on Schedule 1.1(c);

(c)           All machinery, equipment, tooling, molds, dies, fixtures, vehicles, fork lifts, tables, spare parts and tools;

(d)           All real estate, leasehold improvements, construction in progress and permanent fixtures;

(e)           All office supplies and equipment, computers, furniture, maintenance supplies and other similar items;

(f)            All of the Company’s right, title and interest in and to intellectual property and intangibles including patents, trademarks, service marks, trade names (including “Plastron”) and service names and all variants thereof, copyrights, inventions, domain names, customer lists, trade secrets (including processes and software programs owned by the Company or used or licensed by the Company), registrations and all applications for any of the foregoing and works in progress relating thereto; goodwill, computer programs and other intangibles; and all past, present and future causes of action and remedies and judgments and settlements therefore relating to the Business;

(g)           The Company’s books, records, accounts, correspondence, production records, employment, payroll, personnel and workers’ compensation records, environmental control records and any other documents;

(h)           The Company’s contracts and agreements, other than as specifically acquired or assumed by NEWCO;

(i)            All insurance policies of the Company and all rights of the Company under and arising out of such insurance policies;

(j)            All rights to receive refunds with respect to any taxes paid by the Company;

(k)           Any rights of the Company under this Agreement and any related agreements; and

(l)            Any rights existing in suits at law.

1.3           Customer Assets.  Notwithstanding the other terms of Article I, the parties agree that the Company has no right to sell or lease any molds, dies, tooling, inserts or other property used in the Business which are owned by customers of the Company (“Customer Assets”).  At Closing, NEWCO agrees to take possession from the Company of any and all Customer Assets in their present locations and to be fully responsible for all such Customer Assets thereafter.  NEWCO shall indemnify and hold the Company harmless from any claims, expenses and other losses resulting from or relating to Customer Assets after Closing.

1.4           Assumed Obligations.  Effective as of the Closing Date, NEWCO shall assume and shall thereafter pay, discharge or perform only the following specific liabilities and obligations (collectively, the “Assumed Obligations”), other than which NEWCO shall not assume nor be obligated to pay, discharge or perform any liability or obligation of the Company or its affiliates, whether direct or indirect, known or unknown, absolute or contingent, and all such liabilities and obligations shall remain with and be the sole obligation of the Company:

(a)           All accounts payable as set forth on Schedule 1.4(a);

(b)           The Company’s obligations arising under those contracts and agreements included in the Transferred Assets or expressly assumed herein by NEWCO;

(c)           Liabilities and obligations of the Business for claims for product warranty made on or after the Closing only, and for liability for recalls initiated on or after the Closing only; and

(d)           Liabilities and obligations expressly assumed by NEWCO in this Agreement.

1.5           No Other Debts, Obligations or Liabilities Assumed.  NEWCO does not assume and shall not be liable for any debts, obligations or liabilities of the Company of any nature whatsoever other than the Assumed Obligations (the “Retained Obligations”).

ARTICLE II

PURCHASE PRICE & PAYMENT

2.1           Purchase Price. In exchange and as consideration for the Transferred Assets and in full payment of the purchase price therefore, NEWCO shall pay an aggregate purchase price equal to the sum of: Two Million Six Hundred Forty-Eight Thousand One Hundred Forty-Eight Dollars ($2,648,148.00), which represents the book value of the sum of the accounts receivable set forth on Schedule 1.1(a) ($1,592,123), inventory set forth on Schedule 1.1(b) ($1,900,402), and certain prepaid assets set forth on Schedule 1.1(c) ($53,486), less the accounts payable set forth on Schedule 1.4(a) ($897,863) (the “Purchase Price”), subject to adjustment as set forth in Section 2.4 below.  The Purchase Price shall be paid as follows:

(a)           At Closing, NEWCO shall pay to the Company in cash, by wire transfer of immediately available funds, the aggregate amount of Three Hundred Thousand Dollars ($300,000.00) (the “Cash”); and

(b)           At Closing, NEWCO shall execute and deliver to the Company a secured promissory note in the principal amount of $2,348,148.00 and bearing interest at an initial rate of seven percent (7%) per annum in substantially the form attached hereto as Exhibit A (the “Note”).  The principal amount of the Note equals the Purchase Price less the Cash.  The Note will be secured by all of the assets of NEWCO, including, without limitation, the Transferred Assets.

2.2           Allocation of Purchase Price.  The parties shall allocate the Purchase Price for tax purposes amongst the Transferred Assets at their respective book values.  The parties shall file their respective tax returns in accordance with such allocation and shall not take any position or action inconsistent with such allocation.

2.3           Closing.  The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place on the Effective Date (the “Closing Date”) at the offices of the Company, One Park Plaza, Suite 600, Irvine, California 92614, or at such other date, time and place as may be mutually agreed upon in writing by the parties.  All proceedings to take place at the Closing shall take place simultaneously, and no delivery shall be considered to have been made until all such proceedings have been completed.  The Closing shall be deemed to have taken place at 12:01 a.m. PST on the Closing Date.  At the Closing:

(a)           Each party shall execute and then deliver this Agreement to the others;

(b)           NEWCO shall pay the Purchase Price in cash, as provided in Section 2.1, and shall execute and deliver the Note;

(c)           The Company shall assign and transfer to NEWCO good and valid title in and to the Transferred Assets, free and clear of all liens and encumbrances, and NEWCO shall have received an executed General Instrument of Conveyance, Transfer and Assignment in the form attached hereto as Exhibit B to vest in NEWCO title to the Transferred Assets;

(d)           NEWCO shall assume the Assumed Obligations, and the Company shall have received an executed Assumption Agreement in the form attached hereto as Exhibit C;

(e)           There shall have been obtained any and all permits, approvals and qualifications of, and there shall have been made or completed all filings, proceedings and waiting periods, required by any governmental body, agency or regulatory authority which, in the reasonable opinion of counsel to the parties, are required prior to the consummation of the transactions contemplated hereby;

(f)            There shall have been obtained all material consents or approvals of any third party required prior to the consummation of the transactions contemplated hereby;

(g)           No claim, action, suit, investigation or other proceeding shall be pending or threatened before any court or governmental agency which presents a substantial risk of the restraint or prohibition of the transactions contemplated by this Agreement or of a judgment for material damages or other relief in connection therewith;

(h)           Each of the Company and NEWCO shall have provided the other with certified copies of resolutions duly adopted by its Board of Directors or governing body authorizing the execution and performance of this Agreement;

(i)            All liens and encumbrances on the Transferred Assets shall be terminated, other than as relates to assets secured by the Note, and NEWCO shall receive for filing duly executed UCC termination statements from the Company’s lienholders with respect to all UCC financing statements covering such assets; and

(j)            The Master Agreement and all Principal Agreements referenced therein shall have been executed and delivered.

2.4           Post-Closing Adjustment.  Within thirty (30) days of the Closing, the Company will calculate in good faith the actual book value at Closing of the Company’s inventory, and the Purchase Price shall be increased or decreased by the difference between such amount and the amount used to calculate the Purchase Price at Closing as set forth in Section 2.1 above.  Any amounts due to the Company hereunder shall be added to or subtracted from the then outstanding principal balance of the Note by amendment thereof.

ARTICLE III

REPRESENTATIONS & WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to NEWCO as follows:

3.1           Master Agreement Representations.  The representations and warranties of the Company set forth in Section 3.1 of the Master Agreement are incorporated herein and made a part hereof to the extent such representations and warranties relate to this Agreement.

3.2           Title to Transferred Assets.  The Company has good and marketable title to all Transferred Assets.  Except as set forth in this Agreement, the Transferred Assets constitute all of the assets and interests in assets that are owned or used in the conduct of the Business as currently being conducted, other than leased or licensed assets and the Retained Assets.  All of the Transferred Assets will be conveyed to NEWCO at Closing free and clear of restrictions on or conditions to transfer or assignment, and free and clear of mortgages, liens, leases, security interests, pledges, charges, encumbrances, equities, claims, easements, rights of way, covenants, conditions or restrictions or any other adverse claims or rights whatsoever (collectively, “Liens”), other than (i) liens for property taxes not yet due and payable, (ii) rights of customers with respect to work-in-process under orders or contracts entered into in the ordinary course of business, (iii) immaterial imperfections of title, and (iv) liens on the Transferred Assets used to secure the Note (collectively, “Permitted Liens”).  Subject to the consents referenced in the Master Agreement, the Company has the absolute and unrestricted right, power, authority and capacity to transfer the Transferred Assets to NEWCO and, upon Closing, NEWCO will acquire from the Company legal and beneficial ownership of, good and valid title to, the Transferred Assets, free from any Lien other than Permitted Liens.  At Closing, none of the Transferred Assets will be subject to any leasing or license arrangement other than those entered into between the Company and NEWCO.  Except for shareholder interests in the Company, no partner, agent, owner, employee or affiliate of the Company, nor any affiliate, spouse, child, sibling or other relative of any of these persons, will own or will have any interest, directly or indirectly, in any of the transferred Assets at Closing.

3.3           Accounts Receivable.  Set forth on Schedule 1.1(a) is a true and complete list of all accounts receivable of the Business as of the date stated thereon, other than accounts receivable written off as uncollectible as of such date in accordance with consistently applied prior practice.  All such accounts receivable arose from valid sales, were recorded in the ordinary course of business and, to the Company’s knowledge, are not subject to any set-off or counter claim.  The Company has not factored any of its receivables, and the Company’s accounts receivable are free and clear of all Liens other than Permitted Liens and Liens to be removed at or before Closing.

3.4           Inventories.  Set forth on Schedule 1.1(b) is a true and complete list of all inventory of the Business as of the date stated thereon, other than inventory written off and disposed of as of such date in accordance with consistently applied prior practice,  The Company’s inventories of raw materials, reground resin, work-in-process and finished goods are free and clear of all Liens other than Permitted Liens and Liens to be removed at or before Closing, and are, to the Company’s knowledge, usable in the ordinary course of business.

3.5           Prepaid Assets.  Set forth on Schedule 3.5 is a true and complete list of all prepaid assets of the Business as of the date stated thereon.  The Company’s prepaid assets are free and clear of all Liens other than Permitted Liens and Liens to be removed at or before Closing.

ARTICLE IV

REPRESENTATIONS & WARRANTIES OF NEWCO

NEWCO hereby represents and warrants to the Company as follows:

4.1           Master Agreement Representations.  The representations and warranties of NEWCO set forth in Section 3.2 of the Master Agreement are incorporated herein and made a part hereof to the extent such representations and warranties relate to this Agreement.

ARTICLE V

POST-CLOSING COVENANTS

During the period from and after the Closing, the Company agrees (except as expressly contemplated by this Agreement or to the extent that NEWCO shall otherwise consent in writing) as follows:

5.1           Receivables.  The Company agrees to use reasonable efforts, if requested and at NEWCO’s expense, to cooperate in collecting the accounts receivable of the Business from and after the Closing.  NEWCO agrees to apply all payments received from the collection of accounts receivable first to satisfaction of the assumed accounts payable.

5.2           Forwarding of Inquiries.  The Company shall forward to NEWCO any and all inquires, orders, and other communications it receives, whether written or oral, relating in any manner to the Business.

5.3           Use of Name.  The Company shall take all necessary actions to cease use of the “Plastron” trade name and trademark effective as soon as practicable after the Closing Date.

5.4           Tax Matters.  All Tax Returns which relate to any Taxes with respect to the Business for periods prior to the Closing Date shall be prepared and filed by the Company on a timely basis, and the Company shall be responsible for the payment of all Taxes related to the Business attributable to periods prior to the Closing.  NEWCO shall pay all sales, use and transfer taxes, if any, payable to the State of Texas, any subdivision thereof or to any other governmental entity in connection with the transactions contemplated by this Agreement and the Closing.

5.5           Best Efforts.  NEWCO will use best efforts to cause the Business to continue in existence and to timely make all required payments to third parties from and after the Closing.

5.6           Collection Matters.  Upon Closing, NEWCO shall have established an account with Wells Fargo Bank N.A. (“Bank”) and will cause all payments on accounts receivable of the Business to be sent directly to a lock box owned by the Company and provided by Bank and will instruct Bank that all such funds be deposited in an account of the Company.  The Company will, after deducting any and all amounts due to it under the Note and any other agreements with NEWCO, transfer all remaining funds to NEWCO’s account with Bank.  The Company shall have the absolute right to retain control of this collection apparatus in the event that NEWCO fails to timely make any payment owed to the Company under any agreement.  The Company’s rights in and to such arrangement shall cease at such time as the Note is paid in full.

ARTICLE VI

MUTUAL COVENANTS

6.1           Confidentiality.  Following the Closing, the Company shall keep confidential and shall not disclose to any third party, other than its advisors or as required by law, all information not then in the public domain relating in any manner to the Business.  If this Agreement is terminated for any reason including breach by NEWCO, NEWCO shall return to the Company all tangible embodiments, and all copies, of any information concerning the Business and the Transferred Assets that are in its possession or control obtained during due diligence and not otherwise already known or available.

6.2           Further Assurances.  Each party shall execute and deliver, both at and after the Closing, such further certificates, agreements and other documents and take such other actions as may be necessary or appropriate to consummate or implement the transactions contemplated hereby, including without limitation the transfer of all Transferred Assets to NEWCO, or to evidence such events or matters.

6.3           Bulk Sales Compliance.  Subject to the indemnities set forth in this Agreement, the parties agree to waive compliance with all applicable bulk transfer laws.  Nothing in this Section 6.3 shall operate or be construed to estop or prevent any party hereto from asserting as a bar or defense to any action or proceeding brought under any bulk sales law that such law does not apply to the transfer contemplated under this Agreement.  If required, the Company shall deliver to NEWCO any bulk sale stop orders, and the Company shall escrow any funds required thereby, and shall pay such escrowed amounts to the appropriate governmental entity.

6.4           Certain Employee Issues.  On the Closing Date, NEWCO will offer at will employment to substantially all of the employees of the Business, other than those identified in a separate writing to the Company delivered not less than five days prior to Closing, on such terms and conditions and with such benefits as NEWCO shall determine.  Nothing in this Section shall be deemed to require the on-going employment of any such employee or the continuation of any benefits for any particular time after the Closing Date.  The Company covenants that it shall timely pay or cause to be paid all amounts due or to become due prior to, on, in connection with or as a result of Closing to current and former employees of the Business, which will consist of all (i) earned wages, (ii) accrued vacation pay, (iii) other obligations as required by law, and (iv) severance, if any, for those employees not hired by NEWCO.

ARTICLE VII

INDEMNIFICATION

7.1           Indemnification.

(a)           Indemnification by the Company.  The Company agrees to indemnify and hold harmless NEWCO, and its affiliates, employees, agents and assigns from and against any and all “Losses” (as defined below) incurred by, imposed on, borne by or asserted against any of such indemnified parties in any way relating to, arising out of or resulting from (i) any inaccuracy in or the breach or nonperformance of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in any agreement delivered in connection herewith or pursuant hereto (each, a “Related Agreement”), and/or (ii) the failure by the Company to discharge or perform any Retained Obligations.

(b)           Indemnification by NEWCO and Frye.  NEWCO shall indemnify and hold harmless the Company and its affiliates, employees, agents and assigns from and against any and all “Losses” (as defined below) incurred by, imposed on, borne by or asserted against any of such indemnified parties in any way relating to, arising out of or resulting from (i) any inaccuracy in or the breach or nonperformance of any of the representations, warranties, covenants or agreements made by NEWCO in this Agreement or in any Related Agreement, and/or (ii) the failure by NEWCO to discharge or perform any Assumed Obligation.

(c)           Definition of Losses; Caps.  For purposes of this Agreement, “Losses” shall mean any and all liabilities, obligations, losses, damages, claims, deficiencies, penalties, taxes, levies, actions, judgments, settlements, suits, costs, legal fees, accountants’ fees, experts’ fees, disbursements and expenses but shall exclude consequential damages, such as damages to customer relationships, and excluding individual losses of less than $10,000, or aggregate losses of less than $50,000.

7.2           Third Party Claims, Notice and Opportunity to Settle.

(a)           Within twenty (20) days after the receipt by the party entitled to indemnity hereunder (the “Indemnified Party”) of any claim or demand (including but not limited to, notice of any action, suit or proceeding) by any third party against an Indemnified Party which gives rise to a right to indemnification for a Loss hereunder (a “Third Party Claim”), the Indemnified Party shall give each party who may be obligated to provide indemnity hereunder (the “Indemnifying Party”) written notice of such claim or demand; provided, however, that the failure to give such notice shall not relieve the Indemnifying Party of its obligations hereunder.

(b)           The Indemnifying Party shall (without prejudice to the right of any Indemnified Party to participate at its own expense through counsel of its own choosing) defend against such claim or demand at its sole expense and through counsel of its own choosing (the choice of such counsel to be subject to the consent of the Indemnified Parties, which consent shall not be unreasonably withheld) and shall give written notice confirming its assumption of the defense within twenty (20) days of the receipt of the notice referred to in Section 7.2(a) above.  If the Indemnifying Party fails to assume the defense of such claim or demand, the Indemnified Parties shall have the right to assume control of such defense at the sole expense of the Indemnifying Party.  The Indemnified Parties shall fully cooperate in the defense of such claim or demand, at the Indemnifying Party’s expense, and shall, among other things, make available to the Indemnifying Party or its counsel pertinent information and personnel under their control relating thereto.  The Indemnifying Party agrees to cooperate with the Indemnified Parties in order to enable their counsel to participate in the defense and to deliver to the Indemnified Parties copies of all pleadings and other information within the Indemnifying Party’s knowledge or possession reasonably requested by the Indemnified Parties that is relevant to the defense of any such claim or demand.

(c)           The Indemnifying Party shall not consent to the entry of a judgment or enter into any settlement with respect to a Third Party Claim without the prior written consent of the Indemnified Parties (not to be unreasonably withheld), unless the judgment or proposed settlement involves only the payment of money damages and does not impose any injunction or other equitable relief upon any Indemnified Party or its assets.

7.3           Non-Third Party Claims.  In the event any Indemnified Party should have a claim against any Indemnifying Party hereunder which does not involve a Third Party Claim, the Indemnified Party shall transmit to the Indemnifying Party a written notice (the “Indemnity Notice”) describing in reasonable detail the nature of the claim, an estimate of the amount of damages attributable to such claim, and the basis of the Indemnified Party’s request for indemnification under this Agreement, and such further information as may be reasonably requested by the Indemnifying Party.  If the Indemnifying Party does not notify the Indemnified Party within twenty (20) days from the Indemnifying Party’s receipt of the Indemnity Notice that the Indemnifying Party either disputes such claim and the reasons therefore, or reasonably needs further information, the claim specified by the Indemnified Party in the Indemnity Notice shall be deemed admitted in full and a liability of the Indemnifying Party hereunder.  If the Indemnifying Party requests further information and then does not dispute such claim and set forth the reasons therefore within ten (10) days after receipt of such information, then the claim specified by the Indemnified Party in the Indemnity Notice shall be deemed admitted in full and a liability of the Indemnifying Party hereunder. The Indemnifying Party and the Indemnified Party shall negotiate in good faith to resolve any such claim for indemnification within thirty (30) days of receipt of the Indemnity Notice (the “Negotiation Period”). If such claim is not settled within the Negotiation Period, either party may bring suit in accordance with the General Provisions of this Agreement below.

7.4           Payments.  Payments of all amounts owed by an Indemnifying Party pursuant to this Article VII relating to a Third Party Claim shall be made within ten (10) days after the latest of (i) the settlement of such Third Party Claim, (ii) the final adjudication of such Third Party Claim or (iii) the final adjudication of the Indemnifying Party’s liability to the Indemnified Party under this Agreement.  Payments of all amounts owed by an Indemnifying Party pursuant to Section 7.3 shall be made within ten (10) days after the later of (i) the expiration of the 20-day Indemnity Notice period, or, if applicable, the 10-day extension thereof for further information, or (ii) the agreement or final adjudication of the Indemnifying Party’s liability to the Indemnified Party.

7.5           Survival of Representations and Warranties.  The representations and warranties and covenants of each of the parties to this Agreement shall survive the execution of this Agreement and the consummation of the purchase and sale herein for a period of two (2) years.

7.6           Adjustment to Purchase Price; Insurance.  Any indemnification received under this Article VII shall be, to the extent permitted by law, an adjustment to the Purchase Price. The amount of any and all damages for which indemnification is provided pursuant to this Article VII shall be net of any amounts actually received by the Indemnified Party under insurance policies with respect to such damages.  In the event that any claim for indemnification asserted under this Article VII is, or is likely to be, the subject of the Indemnified Party’s insurance coverages, the Indemnified Party agrees to notify the insurance carrier of any such claim.  The Indemnified Party agrees to pursue and cooperate, at the sole cost of the Indemnifying Party, such claims diligently and to reasonably cooperate, at the sole cost of the Indemnifying Party, with any claim the Indemnifying Party may have against any insurance carrier.

7.7           Sole and Exclusive Remedy.  After the Closing, the rights set forth in this Article VII shall be each party’s sole and exclusive remedy against the other parties hereto for any claim or dispute relating to the specific subject matter of this Agreement, but shall not limit the availability of remedies under the Master Agreement and other Principal Agreements.

ARTICLE VIII

GENERAL PROVISIONS

8.1           Incorporation by Reference.  The General Provisions set forth in Section 5.1 through Section 5.15 of the Master Agreement are incorporated herein by reference and made a part hereof for all purposes.

IN WITNESS WHEREOF, the parties hereto have executed this Asset Purchase & Sale Agreement as of the day and year first above written.

“Company”

PLASTRON INDUSTRIES, INC.,
a Delaware corporation

By:	/s/ Trygve M. Thoresen
Trygve M. Thoresen
Vice President

 “NEWCO”

PLASTRON MANUFACTURING CO., LLC,

a Texas limited liability company

By:	/s/ David R. Frye
David R. Frye
Manager/Member

By:	/s/ Arturo Torres
Arturo Torres
Manager/Member

SCHEDULES

1.1(a)      Accounts Receivable Acquired

1.1(b)      Inventory Acquired

1.1(c)      Prepaid Assets Acquired

1.4(a)      Accounts Payable Assumed

3.5           Prepaid Assets

EXHIBITS

A             Note

B             Form of General Instrument of Conveyance, Transfer and Assignment

C             Form of Assumption Agreement

The foregoing Schedules and Exhibits to this Agreement have been omitted from this filing, and the issuer agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.